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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

SEC FILE NUMBER
8-53107

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/8/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Licent Capital Securities, ~~LLC~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Jericho Quadrangle
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Ross 516-937-7678
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

401 Broad Hollow Road,	Melville,	NY	11747
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Jack Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Licent Capital Securities, LLC, as of December 31, 19x2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Managing Member

Title

Sworn to before me this 26th day of Feb 2002

Notary Public

HARRIETTE G. ZELMAN
NOTARY PUBLIC STATE OF NEW YORK
02ZE-4687768
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES APRIL 30, 2002

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- Xk (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Xk (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Licent Capital Securities, LLC
(A Development Stage Enterprise – Note 1)
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 9,170
Total current assets	$ 9,170
Liabilities and Members' Equity	
Due to Parent	$ 11
Total liabilities	11
Members' equity (Note 2)	9,159
Total liabilities and members' equity	$ 9,170

The accompanying notes are an integral part of these financial statements.

Licent Capital Securities, LLC
(A Development Stage Enterprise – Note 1)
Statement of Operations
From date of inception (June 8, 2001) to December 31, 2001

Operating expenses:		
Regulatory fees and expenses	$	829
Other expenses		12
Total operating expenses		841
Net loss	$	(841)

The accompanying notes are an integral part of these financial statements.

Licent Capital Securities, LLC
(A Development Stage Enterprise – Note 1)
Statement of Changes in Members' Equity
From date of inception (June 8, 2001) to December 31, 2001

Members' equity at June 8, 2001 (date of inception)	$	10,000
Net loss		(841)
Members' equity at December 31, 2001	$	9,159

Licent Capital Securities, LLC
(A Development Stage Enterprise – Note 1)
Statement of Cash Flows
From date of inception (June 8, 2001) to December 31, 2001

Cash flows from operating activities:	
Net loss	$ (841)
Adjustments to reconcile net loss to cash used in operating activities	
Changes in operating assets and liabilities:	
Due to Parent	11
Net cash used in operating activities	(830)
Cash flows from financing activities:	
Member's capital contribution	10,000
Net cash provided by financing activities	10,000
Increase in cash and balance at end of period	$ 9,170

1. Organization and Operations

Organization

Licent Capital Securities, LLC (the "Company"), a New York State limited liability company, is governed by the terms and provisions of the Limited Liability Agreement (the "Agreement") dated June 8, 2001. The Company consists of a sole non-contributing Managing Member and a sole contributing Non-Managing Member, Licent Capital, LLC (the "LLC"), each having liability limited to capital contributions as defined in the Agreement.

Description of Business

The Company's principal business is to act as a broker-dealer for the sale of securities. The Company's purpose is to act as placement agent and underwriter of fixed income securities, which are primarily collateralized by intellectual property. Such placements will be either Rule 144 or 144(a) private placements. The Company will place such transactions with institutional investors who are sophisticated purchasers of such securities. These securities will be rated by at least one nationally recognized rating agency.

Income Taxes

As a limited liability company, the Company is not responsible for federal and state income taxes, and its profits and losses are passed directly to its members, according to the Agreement, for inclusion in their income tax returns.

2. Members' Equity

Profits and losses are allocated to the sole non-managing member of the Company, the LLC.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 8 times net capital, as defined. At December 31, 2001, the Company had approximately $11 in aggregate indebtedness, as defined, and its net capital was $9,159, as compared with required net capital of $5,000. The Company is exempt from the provisions of Rule 15c3-3, as it does not carry customer accounts.

Licent Capital, LLC
(A Development Stage Enterprise – Note 1)
Computation of Aggregate Indebtedness and Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

Total liabilities from the statement of financial condition (equivalent to aggregate indebtedness)	$ 11
Total members' equity from the statement of financial condition, qualified for net capital	$ 9,159
Less: haircuts on securities	-
Net capital	9,159
Minimum net capital required	5,000
Excess net capital	$ 4,159
Percentage of aggregate indebtedness to net capital	0%

Statement Pursuant to Paragraph (d)(1) of SEC Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Licent Capital Securities, LLC for inclusion in its Form X-17a-5 Part IIA FOCUS Report (unaudited), as of December 31, 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
401 Broad Hollow Road
Melville NY 11747
Telephone (631) 753 2700
Facsimile (631) 753 2800

To the Managing Members of Licent Capital Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Licent Capital Securities, LLC (the "Company") at December 31, 2000 and from inception (June 8, 2001) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, for the period of July 13, 2001 (date the Company was approved as a broker-dealer) to December 31, 2001, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 21, 2002

Licent Capital Securities, LLC
(A Development Stage Enterprise)

Financial Statements and Supplementary Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

For the Period Ended December 31, 2001



PricewaterhouseCoopers LLP
401 Broad Hollow Road
Melville NY 11747
Telephone (631) 753 2700
Facsimile (631) 753 2800

Report of Independent Accountants

To the Managing Members of
Licent Capital Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in members' equity and cash flows present fairly, in all material respects, the financial position of Licent Capital Securities, LLC (a wholly owned subsidiary of Licent Capital LLC and a development stage entity), at December 31, 2001, and the results of the Company's operations and the Company's cash flows from inception (June 8, 2001) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 7 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 21, 2002